UC Asset Limited Partnership

2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

February 9, 2018

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Re:	UC Asset LP

Offering Statement on Form 1-A

Mr. Kluck:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated January 3, 2018 relating to the Draft Offering Statement on Form 1-A submitted by the Partnership on December 6, 2017.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Cover Page

1.	Please describe in a footnote to the table the expenses listed in the table. See Instructions to Item 1(e) of Form 1-A.

RESPONSE: We have added a footnote to the table referencing the availability of more information about offering expenses within the Plan of Distribution section. The Partnership does not intend to pay commissions, fees, or similar payments to underwriters, broker-dealers, finders or other financial intermediaries as described in the Instructions to Item 1(e) of Form 1-A.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

Plan of Distribution, page 9

2.	Please outline briefly the plan of distribution such as whether the securities will be offered through the selling efforts of brokers or dealers or otherwise than through underwriters. See Item 5(c) of Form 1-A.

RESPONSE: We have revised the Plan of Distribution to disclose that the selling efforts will not be made by any underwriter or broker-dealer.

3.	Please clarify whether sales to affiliates will count toward the minimum offering amount.

RESPONSE: We have revised the Plan of Distribution to provide the clarification requested in the Staff’s comment.

Expenses, page 10

4.	We note your disclosure that your general partner will reimburse you for 60% of the $200,000 of offering expenses. Please clarify who will be responsible for the remaining 40% in the event you have to return money to the shareholders because you do not reach the minimum offering.

RESPONSE: We have revised the Plan of Distribution section to provide the clarification requested in the Staff’s comment.

Business, page 12

Residential Investment and Redevelopment in Metropolitan Atlanta, page 12

5.	We note your disclosure that the average return on investment for residential development projects in Atlanta is approximately 50%. Please provide support for this statement.

RESPONSE: The existing disclosure cites the source of the disclosure referenced in the Staff’s comment: Money magazine in its May 2017 issue. The source is publicly available at http://time.com/money/4784913/house-flipping-best-25-cities/. The article cites average return on investment in various cities, including Atlanta.

6.	We note your disclosure at the bottom of page 12 that seven properties are currently under redevelopment and have an aggregate estimated market value of approximately $3.1 million. Please disclose how you determined the estimated market value.

RESPONSE: We have revised the Business section to provide more information about valuations as requested in the Staff’s comment.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

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7.	We note your disclosure regarding projects under redevelopment and to be redeveloped. Please provide disclosure regarding your anticipated costs in redeveloping the properties and your anticipated completion date. Similarly, please disclose whether you anticipate tearing down either of the properties you have recently purchased and anticipated costs of rebuilding if applicable.

RESPONSE: We have revised the Business section to provide more information about costs, timing, and plans as requested in the Staff’s comment.

Farmland Investment..., page 15

8.	We note that you acquired farmland in Texas. Please advise whether you have had this property rezoned from agricultural to residential and whether you have obtained permits to install infrastructure necessary for building residential properties.

RESPONSE: We have revised the Business section to provide more information about the Farmersville property as requested in the Staff’s comment.

Debt Investments, page 15

9.	We note that Armonia intends to repay the loan by December 31, 2017. Please update your disclosure in this section as appropriate.

RESPONSE: We have revised the Business section to provide the updated disclosure as requested in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Atlanta Redevelopment Properties, page 17

10.	Please disclose the costs that are included in the “Total Investment” column.

RESPONSE: We have revised the MD&A to disclose what constitutes Total Investment costs as requested in the Staff’s comment.

11.	We note your disclosure that you have entered into a loan agreement. Please identify the bank and file the agreement in accordance with Item 17.6 of Form 1-A.

RESPONSE: We respectfully submit that the construction loan agreement constitutes a contract within the Partnership’s ordinary course of business and does not need to be disclosed pursuant to Item 17.6 of Form 1-A. Similarly, we respectfully submit that the identity of the bank is not material to the Partnership and therefore have not disclosed the name.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

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Commitments and Contingencies, page 21

12.	We note that you lease a space in Atlanta. Please clarify whether you lease this space from an affiliate or an unaffiliated third part.

RESPONSE: We have revised the MD&A to provide the clarification requested in the Staff’s comment.

Management Compensation, page 22

13.	We note that you refer to additional fees that may be paid pursuant to the partnership agreement. Please clarify what additional fees may be paid.

RESPONSE: We have revised the Management Compensation section to provide the clarification requested in the Staff’s comment.

Statements of Changes in Net Assets, page F-4

14.	Please revise to present net investment income before unrealized gains on investments.

RESPONSE: We have revised the financial statements to present the information requested in the Staff’s comment.

Note 3 - Fair Value of Financial Instruments, page F-9

15.	Please revise Note 3 to expand your disclosure regarding the fair value of portfolio investments by addressing the following:

●	Disclose the valuation techniques and assumptions you use to determine the fair value of these assets. If you do not develop the quantitative assumptions yourself, please tell us who provides the fair value measurements for these investments as well as your consideration to disclosing that you obtain the values from a third-party. Also, tell us what information is reasonably available to you as the primary investor in these investments; and

●	Provide a description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

RESPONSE: We have revised the financial statements to present the information requested in the Staff’s comment.

If you have any questions regarding the responses above, please contact me at 404-372-0010.

Sincerely,

/s/ Xianghong Wu
“Larry” Xianghong Wu

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

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